

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Andrew Guggenhime
Chief Financial Officer
Dermira, Inc.
2055 Woodside Road
Redwood City, California 94061

> **Re: Dermira, Inc.**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted June 26, 2014**
> **CIK No. 0001557883**

Dear Mr. Wiggins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

2. We note that you intend to request confidential treatment for portions of information contained in your exhibits. If you have not done so, please submit your application for confidential treatment as soon as possible so that we may begin our review of your request. Any staff comments to your application will be sent separately from comments to your draft registration statement.

3. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary
Our Product Candidates, page 1

5. Where the following terms first appear in the prospectus, please give the meaning and significance of such terms in plain language that may be understood by a lay reader not acquainted with the relevant industry or scientific field.

   - biologic tumor necrosis factor-alpha inhibitor; and
   - anticholinergic

Selected Risks Associated with Our Business, page 4

6. Please expand your summary risk factor discussion to disclose that the opinion you received from your independent registered public accounting firm raises substantial doubt about your ability to continue as a going concern.

Risk Factors
Risks Related to Development Regulatory Approval and Commercialization
Our product candidates may cause undesirable side effects or have other…, page 26

7. Please expand your disclosure in this risk factor to describe any serious adverse side effects that are located on the box warning for Cimzia.

Industry and Market Data, page 61

8. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page 61 that neither you nor the underwriters "have independently verified the accuracy or completeness of any third-party information" could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In this regard, we note that you state that you "believe that the information from these industry publications

that is included in this prospectus is reliable." However, in order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete the portion of your statement on page 61 which states that you have not independently verified the third-party information or include a statement specifically acknowledging responsibility for the accuracy of the statements and potential liability under the federal securities laws.

Use of Proceeds, page 62

9. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified on page 62. If the company has specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds and the amount and timing of your actual expenditures may vary significantly from your current intentions. For example, if you currently expect that proceeds will be allocated to complete an ongoing or planned clinical trial or in connection with the submission of a BLA to the FDA, please disclose this and estimate the corresponding funds needed. Please make any necessary conforming changes to the Prospectus Summary as well.

10. To the extent practicable, please disclose how far in the development stage for Cimizia and DRM04, you estimate the offering proceeds along with the proceeds from the concurrent private placement will enable you to reach.

Critical Accounting Policies and Significant Estimates
Common Stock Valuation and Stock-Based Compensation, page 83

11. We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business

12. We note that in various places throughout your prospectus you refer to "clinically significant" and "clinically meaningful" results. Please revise your disclosure to explain what you mean by these terms the first time you use them and clarify how these concepts differ from "statistical significance." In addition, please explain the relevance of statistical significance to the FDA's evidentiary standards for drug and biologic approval.

13. When you discuss your end-of-Phase 2 meeting with UCB Pharma S.A. and the FDA that occurred in June 2014, please summarize the nature of the discussions, relevant feedback from the FDA and other material information that was communicated among the parties.

Our Product Candidates
Cimzia, page 94

14. We note that you intend to work with UCB to file an investigational new drug application ("IND") for Cimzia for the treatment of moderate-to-severe plaque psoriasis with the FDA in the second half of 2014. Please disclose whether one or more INDs covered the two completed Phase 2 trials for plaque psoriasis conducted by UCB and if, so, the filing date and sponsor. If an IND was not in effect for each of these trials, please disclose the reason why.

Moderate-to-Severe Plaque Psoriasis Treatments: Options and Limitations, page 96

15. Please briefly explain, in laymen's terms, the role that TNF plays in the inflammatory process of psoriasis and the way in which TNF inhibitors interrupt this process.

16. Please provide attribution for your statement on page 97 that "it is estimated that roughly half of moderate-to-severe plaque psoriasis patients remain unsatisfied with their treatment options."

The Cimzia Solution, page 97

17. Please clarify who conducted the cross-study comparison of efficacy data that you discuss at the bottom of page 97 and how the data were obtained.

18. In your discussion of the cross-study comparison that continues on page 98, please address the methodological limitations inherent in conducting such meta-analysis. In addition, please disclose the extent to which the findings of the cross-study comparison can and will be used to support the company's future biologics license application for Cimzia.

19. Please disclose the frequency with which adverse events associated with Cimzia were observed in your clinical studies and compare this to the severity and frequency of adverse reactions associated with other TNF inhibitors.

DRM04
Clinical Development, page 106

20. Please identify the anticholinergic reference agent that you tested in the Phase 2a clinical trial discussed on pages 106-109.

21. Please revise to clarify that all 12 patients treated with the reference agent rated their disease severity as a three or a four on the Hyperhidrosis Disease Severity Scale at the start of therapy. If this was not the case, please advise.

22. Please address whether the trial was powered to demonstrate statistical significance and, if so, disclose any associated p-values. If not, please discuss the implications of the lack of statistical significance with respect to any observations regarding the efficacy of the reference agent.

Phase 2b Clinical Program, page 109

23. Please disclose when you began enrolling patients for your Phase 2b trials of patients with primary axillary hyperhidrosis and the number of patients enrolled to date.

Competition
Moderate-to-Severe Plaque Psoriasis, page 111

24. We note that the system treatments for plaque psoriasis include oral products such as methotrexate, cyclosporine and acetretin. Please expand your disclosure to identify which companies market these products.

Intellectual Property, page 113

25. Please expand your disclosure regarding your material patents and patent applications for DRM04 to state:

- the number of issued patents and the number of patent applications in the U.S. relating to DRM04;
- the specific foreign jurisdictions, if any, in which you have rights to patents and patent applications relating to DRM04 and the numbers associated with each;
- the expiration dates of your foreign patents and expected expiration dates of you r foreign patent applications;
- whether each of these patents and patent applications is owned or licensed from a third party, identifying the third party if applicable; and
- the type of protection provided by each patent and patent application, e.g., composition of matter, use or process

26. We note that you have patent and patent applications related to Cimzia which are licensed to you under the UCB agreement. However, we note that you only provide information regarding six issued U.S. patents and two issued Canadian patents. Please expand your disclosure as necessary to also provide information regarding any material licensed patent applications for Cimzia as well.

27. With regard to your licensed patents and patent applications for Cimzia, we note that you have provided the jurisdictions where patents have been issued and the expiration date of these patents. Please expand your disclosure to also provide the type of patent protection afforded by your patents for Cimzia. With respect to the licensed patent applications for

Cimzia, please disclose the number of such applications, the relevant jurisdictions, the type of patent protection sought and the expected expiration dates if the patents are granted.

Collaborations and License Agreements
Agreements with Rose U and Stiefel, page 116

28. We note that in connection with the license agreement you entered into a letter agreement with Stiefel pursuant to which you assumed Rose U's obligation to make a payment to Stiefel arising from the commercialization of products developed using the licensed data. Please expand your disclosure to quantify the amount of this payment.

29. We note your disclosure that the Rose U license agreement remains in effect until a "certain" number of years following the first commercial sale of a licensed product have elapsed or if later, the date that the last patent or patent application in the licensed patent rights expires. Please revise your disclosure to provide the specific number of years following the first commercial sale of licensed product and, as of the most current date practicable, the expiration date of the last to expire patent or patent pending approval on which the duration of the agreement is conditioned.

Certain Relationships and Related Party Transactions
Agreement with Maruho, page 149

30. Please disclose the nature of Maruho's relationship to the company and include the Maruho Right of First Negotiation Agreement as an exhibit to the registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Dana Hartz at (202) 551-3648 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

                         Sincerely,

                         /s/ *Daniel Greenspan for*

                         Jeffrey P. Riedler
                         Assistant Director

cc: <u>Via E-mail</u>
        Michael A. Brown, Esq.
        Fenwick and West LLP